UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  September 2007

Commission File Number:  0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential PageNumber

1.	Press release on Alvarion Chosen by CenterTelecom for WiMAX Deployment in Central Federal District of Russia dated September 4th, 2007	3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

              ALVARION LTD.

Date: September 4th, 2007                                                                                     By: /s/ Efrat Makov
                              Name: Efrat Makov
                              Title: CFO

EXHIBIT 1
Contacts
Efrat Makov, CFO                                                         Claudia Gatlin, Investor Relations
+972-3-645-6252                                                             +212-830-9080
+760-517-3187                                                                claudia.gatlin@alvarion.com
Efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion chosen by CenterTelecom for WiMAX deployment in
central federal district of Russia

Alvarion Strengthens Presence in Fast Growing Market, Provides
Complete WiMAX Solution to Leading Tier-One Operators

Tel Aviv, Israel, September 4, 2007— Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX and wireless broadband solutions, today announced that its BreezeMAXTM system was chosen for a deployment project intended to cover various cities in Russia. The new network has already started rolling out with CenterTelecom, one of Russia’s seven interregional operators owned by the giant federal holding company Svyazinvest. Alvarion’s local partner for this deployment is Cedicom.
Alvarion’s BreezeMAX is planned to be deployed in the regions of Moscow, Tambov, Tula, and Vladimir. The first phase of the project is planned as part of the Russian Federation’s federal program for connecting hundreds of schools to a WiMAX network, offering numerous users the advantages of high-quality wireless broadband access services.
“Alvarion’s BreezeMAX solution allows CenterTelecom to provide Internet access to schools, successfully meeting the deadlines of the national Education project and dealing with the complicated technological decisions involved,” said Vadim Kondratov, CTO of CenterTelecom. “In addition, the WiMAX network created within the national project presents a basis for expansion of WiMAX networks in other regions in the future. This will allow CenterTelecom to enlarge the number of provided services and offer equal services to all citizens of the Center of Russia, thus raising the quality of life in the Central Federal District of the Russian Federation.”
“We are proud to be chosen by one of the largest operators in Russia for providing WiMAX infrastructure and professional services to this important and fast-growing market,” said Rudy Leser, corporate vice president of strategy and marketing for Alvarion. “BreezeMAX, a highly-reliable and cost-effective solution, can enable CenterTelecom to connect their customers to WiMAX as quickly and smoothly as possible.”
BreezeMAX complies with IEEE 802.16 standards and uses OFDM technology for advanced non-line-of-sight functionality. Its carrier-class design supports broadband speeds and quality of service, enabling carriers to offer triple play broadband services to thousands of subscribers via a single base station. The product is also part of Alvarion’s

OPEN WiMAX strategy – a complete all-IP ecosystem, which combines BreezeMAX and other best-of-breed systems to create an operator-centric network solution for WiMAX.

About CenterTelecom

JSC CenterTelecom is the largest fixed-line telecommunication company operating in the Central Federal District, where more than 20% of the Russian population lives. The Company provides citizens with the wide range of telecommunication services, including local and intraareal telephone communication services, high speed Internet access via xDSL technology, data transmission, wireline and on-air radio broadcasting, cable TV broadcasting and also provides connection services and traffic processing services to other communication operators. Quality Management System of OJSC «CenterTelecom» was certified as complying with the requirements of the State Standard GOST R ISO 9001-2001 (International Standard ISO 9001:2000).  The Company actively develops broadband multiservice backbone networks and customer access networks on the basis of cutting-edge telecommunication technologies.

About Cedicom Company

Cedicom Company (http://www.cedicom.ru) is an authorized distributor of Alvarion in Russia and the CIS. The activities of Cedicom distributors are combined with Alvarion’s Service Centre activities within the framework of the certificated training Center and certificated repair Center. In 2006 Cedicom Joint-Stock Company has become the first of the Russian design distributors entered in the WiMAX Forum International Consortium.

About Alvarion

With more than 3 million units deployed in 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.
Alvarion is leading the market to Open WiMAX solutions with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.
As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.